# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vipshop Holdings Ltd, CIK 0001529192
CUSIP: 92763W103
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: VIPSHOP HEADQUARTERS, 128 DINGXIN ROAD, HAIZHU DISTRICT,, Guangzhou, China (F4), 510220
Date of event which requires filing of this statement: 05/20/2025
Amends the filing with accession number 0000950142-18-000020
Filed by CIK 0001293451
Persons authorized to receive notices and communications: Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong (K3), 00000, 852 3148 5100

## Reporting persons
- Tencent Mobility Limited (CIK 0001970157): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: affiliate funds (AF); sole voting power 12,969,251; shared voting power 0; sole dispositive power 12,969,251; shared dispositive power 0; aggregate amount beneficially owned 12,969,251 (14.8% of the class)
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 12,969,251; shared voting power 0; sole dispositive power 12,969,251; shared dispositive power 0; aggregate amount beneficially owned 12,969,251 (14.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Name of issuer: Vipshop Holdings Ltd
Address of issuer's principal executive offices: VIPSHOP HEADQUARTERS, 128 DINGXIN ROAD, HAIZHU DISTRICT,, Guangzhou, China (F4), 510220

## Item 2. Identity and Background
Name of person filing:
Tencent Holdings Limited, a Cayman Islands company ("Tencent Holdings").

Tencent Mobility Limited, a company limited by shares incorporated in Hong Kong and a direct wholly-owned subsidiary of Tencent Holdings ("Tencent Mobility" and together with Tencent Holdings, the "Reporting Persons").

Tencent Holdings is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Tencent Mobility is a wholly owned subsidiary of Tencent Holdings and is principally engaged in the business of holding securities in portfolio companies in which Tencent Holdings invests.

Attached to this Statement as Schedule I, and incorporated by reference in this Item 2, is information concerning each of the executive officers and directors of Tencent Holdings and Tencent Mobility (collectively, the "Related Persons"), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Residence or business address:
c/o Tencent Holdings Limited
29/F., Three Pacific Place
No. 1 Queen's Road East
Wanchai Hong Kong
Present principal occupation or employment: See (a)
Criminal convictions in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the five years preceding the date of this filing, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Related Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See (a)

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change

## Item 4. Purpose of Transaction
Purpose of transaction: No change

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 11 and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A Ordinary Shares are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Amendment that relate to the number of Class A Ordinary Shares as to which such Reporting Persons have sole or shared power to vote, or to direct the vote, and sole or shared power to dispose of, or to direct the disposition, are incorporated herein by reference.

Tencent Holdings is the parent company of Tencent Mobility. Tencent Holdings may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 12,969,251 Class A Ordinary Shares held by Tencent Mobility, which represent approximately 14.8% of the outstanding Class A Ordinary Shares, approximately 12.6% of the total outstanding Ordinary Shares and approximately 5.3% of the aggregate voting power of the total outstanding Ordinary Shares.

The above calculation is based on 102,976,663 Ordinary Shares issued and outstanding as of March 31, 2025, comprised of 87,416,305 Class A Ordinary Shares and 15,560,358 Class B Ordinary Shares, in each case as disclosed on the Issuer's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 20, 2025 and the Issuer's annual report on Form 20-F filed on April 17, 2025. Each Class A Ordinary Share is entitled to one vote per share, and each Class B Ordinary Share is entitled to ten votes per share, on all matters that are subject to shareholder vote.

The Reporting Persons may be deemed to be members of a "group" for purposes of Section 13(d) of the Exchange Act together with Mr. Eric Ya Shen, Mr. Arthur Xiaobo Hong, Elegant Motion Holdings Limited and High Vivacity Holdings Limited (collectively, the "Founder Parties") as a result of entering into the Investor Rights Agreement (as defined in Item 6 below). However, nothing herein shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Class A Ordinary Shares beneficially owned by any of the Founder Parties or their respective affiliates for any purpose, and such beneficial ownership is expressly disclaimed.

To the best knowledge of the Reporting Persons, none of the Related Persons beneficially owns any of the Class A Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: See (a)
Transactions in the class effected during the past sixty days: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the Related Persons, has effected any transaction in the Class A Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement, dated May 22, 2025, between Tencent Mobility Limited and Tencent Holdings Limited

Exhibit 2: Subscription Agreement, dated December 17, 2017, among Vipshop Holdings Limited, Tencent Mobility Limited and Windcreek Limited*

Exhibit 3: Investor Rights Agreement, dated December 29, 2017, among Vipshop Holdings Limited, Mr. Eric Ya Shen, Mr. Arthur Xiabo Hong, Elegant Motion Holdings Limited, High Vivacity Holdings Limited, Tencent Mobility and Windcreek Limited*

Exhibit 4: English translation of Business Cooperation Agreement, dated December 17, 2017, between Shenzhen Tencent Computer Systems Company Limited and Vipshop Holdings Limited*

* Previously filed.

## Signatures
- Tencent Mobility Limited: /s/ Ma Huateng, Ma Huateng, Authorized Signatory (05/22/2025)
- Tencent Holdings Limited: /s/ Ma Huateng, Ma Huateng, Authorized Signatory (05/22/2025)